QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E  O F  C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated interim financial statements as at and for the three and six months ended January 31, 2007 of Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”). All dollar amounts herein are expressed in United States Dollars unless stated otherwise.

This MD&A is prepared as of March 29, 2007.

1.2	Overview

Quartz Mountain Resources Ltd. is a mineral exploration company. It does not currently have an active exploration project but, with the assistance of Hunter Dickinson Inc. (“HDI”), reviews mineral properties to determine whether there are any properties of merit that could be financed by the Company.

The Company’s objective is to acquire an exploration project with significant upside potential. In assessing and rating projects, several key criteria are considered. The known mineralization is viewed in accordance to the geological setting and target model. An assessment is made of the project’s ultimate size potential. The project’s location is evaluated with respect to political, safety and investment risks, in addition to the ease of doing business. The deal structure is also examined and rated for its potential benefit to the Company's shareholders. High priority projects are evaluated in follow-up field inspections.

The Company has access to the full resources of HDI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities. However, the Company does not have the right to require HDI to bring to the Company all corporate opportunities which come to HDI's attention.

Since February 2005, the Company has traded on the NEX Exchange. The Company’s trading symbol is QZM.H. In the United States, the company’s shares trade on the over the counter bulletin board under the symbol QRMRF.PK.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in United States dollars except number of common shares.

Consolidated Balance Sheets	As at July 31	As at July 31	As at July 31
	2006	2005	2004
			(restated due to
			change in accounting
			policy)

Current assets	$1,114,030	$687,280	$693,697
Mineral properties	1	1	–
Total assets	1,114,031	687,281	693,697

Current liabilities	16,664	12,659	22,849
Shareholders’ equity	1,097,367	674,622	670,848
Total liabilities and shareholders’ equity	$1,114,031	$687,281	$693,697

Consolidated Statements of Operations	Year ended	Year ended	Year ended
	July 31	July 31	July 31
	2006	2005	2004
			(restated due to
			change in accounting
			policy)

Legal, accounting and audit	$40,290	$35,505	$16,637
Mineral property investigations	–	27,125	44,848
Office and administration	82,247	66,864	62,963
Regulatory, trust and filing	22,228	18,523	22,338
Write-down of mineral property interests	–	–	15,210
Subtotal	144,765	148,017	161,996
Foreign exchange gain	(53,106)	(47,485)	(22,225)
Interest income	(26,201)	(15,127)	(11,605)
Loss for the year	$65,458	$85,405	$128,166

Basic and diluted loss per share	$0.01	$0.01	$0.01

Weighted average number of common shares
outstanding	12,322,741	11,694,601	10,091,648

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in United States dollars. Minor differences are due to rounding.

	Jan 31	Oct 31	Jul 31		Apr 30	Jan 31	Oct 31	Jul 31	Apr 30
	2007	2006	2006		2006	2006	2005	2005	2005

Current assets	706,089	1,116,620	$1,114,030		$1,133,713	$652,357	$693,187	$687,280	$687,643
Mineral properties	1	1	1		1	1	1	1	–
Total assets	706,090	1,116,621	1,114,031		1,133,714	652,358	693,188	687,281	687,643

Current liabilities	6,392	16,617	16,664		1,379	12,658	16,163	12,659	9,927
Shareholders’ equity	699,698	1,100,004	1,097,367		1,132,335	639,700	677,025	674,622	677,716
Total liabilities and
shareholders’ equity	706,090	1,116,621	1,114,031		1,133,714	652,358	693,188	687,281	687,643

Working capital	699,697	1,100,003	1,097,366		1,132,334	639,699	677,024	674,621	677,716

Expenses
Foreign exchange loss (gain)	43,790	(8,026)	12,683		(21,974)	(21,820)	(21,995)	(16,999)	8,407
Interest income	(10,312)	(11,482)	(11,605)		(5,003)	(5,209)	(4,384)	(3,653)	(5,516)
Legal, accounting and audit	3,189	456	16,019		630	22,948	693	5,326	893
Mineral property
investigations	325,856	–	–		–	–	–	–	6,005
Office and administration	30,104	13,630	14,637		17,404	28,351	21,855	17,206	16,797
Regulatory, trust and filing	7,679	2,785	3,234		4,511	13,055	1,428	1,214	5,682
Loss (income) for the period	400,306	(2,637)	$34,968	$	(4,432)	$37,325	$(2,403)	$3,094	$32,268

Basic and diluted
loss (income) per share	0.03	0.00	$0.00		$0.00	$0.00	$(0.00)	$0.00	$0.00

Weighted average number
of common shares
outstanding (thousands)	13,399	13,399	12,323		11,960	11,889	11,889	11,889	11,889

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

Loss for the quarter ended January 31, 2007 increased to $400,306, compared with loss of $37,325 in the same quarter ended January 31, 2006. The increase was mainly due to property investigation expenses of $325,856 (2006 – Nil) incurred during the quarter and foreign exchange loss. Property investigation costs incurred during the quarter relate mainly to travel expenses and geological consulting for investigation of potential properties located in Asia. The increase in property investigation costs corresponds to the Company’s efforts to find a suitable exploration project. Legal and accounting expenses decreased during the same period.

The decrease in foreign exchange gains for the period ended January 31, 2007 was due mainly to the weakness of the Canadian dollar (in which most of the Company’s cash and cash equivalents are held) against the United States dollar. Interest income for the period ended January 31, 2007 was higher than the comparative period of previous year due to higher cash balances on hand.

1.6	Liquidity

At January 31, 2007, the Company had working capital of $699,697 which is sufficient to fund expected administrative costs for the next twelve months. The decrease in working capital since July 31, 2006 is mainly due to the use of funds in searching for a suitable exploration project.

Additional working capital will be required to fund any significant mineral property acquisitions. The Company does not have the funding at this time to acquire a major mineral property acquisition, but has sufficient funding to investigate a potential acquisition. Any new mineral property acquisition will require additional financing, likely through the issuance of common shares.

The mining industry is capital intensive and there can be no certainty that the Company’s existing cash balances or that the proceeds from the issuance of its common shares will provide sufficient funds for all of the Company’s cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop any acquisitions. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to such private placement financings and also upon the exercise of warrants. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7	Capital Resources

The Company had no commitments for capital expenditures as at January 31, 2007.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. For the six months ended January 31, 2007, the Company paid HDI $367,036 (2006 – $34,522) for such services. These services mainly relate to the reimbursement of travel expenses and geological consulting incurred on behalf of the Company by HDI.

Exploration advances to and from HDI have occurred in the normal course of business, due to in-progress and near-term planned project investigation and administrative work. There are no specific terms of repayment.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12	Critical Accounting Estimates

Not applicable.

1.13	Changes in Accounting Policies including Initial Adoption

None.

1.14	Financial Instruments and Other Instruments

None.

1.15	Other MD&A Requirements

Additional information relating to the Company, is available on SEDAR at www.sedar.com.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.1	Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in note 3(d) and note 5 of the annual consolidated financial statements.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at March 29, 2007, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to possible presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number
Common shares			13,399,426

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, which address future property investigation, future production, exploration and exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, the availability of mineral properties for investigation, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward- looking statements.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information. The Company’s President and Principal Accounting Officer evaluated the Company’s disclosure controls and procedures for the period ended January 31, 2007 and have found those disclosure controls and procedures to be adequate for the above purposes.

There have been no significant changes in the Company's disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.

During the three and six months ended January 31, 2007, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.